UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

                                              Commission File Number      1-8610

AT&T LONG TERM SAVINGS AND SECURITY PLAN
(Exact Name of Registrant as Specified in its Charter)

208 S. Akard, Dallas, Texas 75202 (210) 821-4105
(Adddress, including zip code, and telephone number, including area code, of registrant's principal executive offices)

PLAN INTEREST
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-(4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 AT&T Savings Plan (Name of registrant as specified in charter)has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 20, 2013	By: /s/Paula Anderson
Paula Anderson
Counsel